Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

November 3, 2025

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Liz Packebush and Daniel Morris

Re:	C3is Inc.
Registration Statement on Form F-1
Filed September 3, 2025
File No. 333-290011

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated September 22, 2025 of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registration Statement on Form F-1 filed with the SEC on September 3, 2025 (the “Registration Statement”).

The Registrant has publicly filed Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) with the SEC today responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in Amendment No. 1. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Registration Statement on Form F-1 filed September 3, 2025

General

1.

We note your response to prior comment one. Please revise to disclose the information contained in your supplemental response. In addition, your revised disclosure on the cover page and in the summary and risk factor section should clarify, if true:

•	That the formulas disclosed apply in the case of both cash and cashless exercise of the Warrants;

•	That the cashless exercise option produces nearly the same net economic result for the holder as a cash exercise; however, investors will receive fewer net Common Shares upon a cashless exercise; and,

November 3, 2025

•

That these adjustment provisions could result in (1) the number of Common Shares issuable upon exercise of the Class D Warrants increasing to five times the number of shares for which they were originally exercisable for at the closing of the offering, and (2) the number of Common Shares issuable upon exercise of the Class E Warrants increasing to a number of shares equal to four times the number of Common Shares purchased by the investors as part of the Units at the closing of the offering, in each case assuming that the Adjustment Price equals such Floor Price and that the public offering price equals the Nasdaq official closing price immediately preceding the pricing of the offering..

Response: The Company further advises the Staff that it has revised the disclosure on the cover page, pages 9, 10, 53, 60, 61, 77, and 79 and the back cover page of Amendment No. 1 in response to the Staff’s comment.

2.

We note your response to prior comment one, indicating that the Warrants you are registering include a standard cashless exercise provision. However, your outstanding Class B-1 and Class C-1 Warrants are disclosed to provide for “an alternative cashless exercise for no consideration.” The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holding would otherwise pay to a exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. With respect to the outstanding Class B-1 and Class C-1 Warrants, please clarify whether these warrants contain standard cashless exercise provisions as generally understood.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47, 57, 61, 62, 63, 65, and 67 of Amendment No. 1 in response to the Staff’s comment.

3.

Revise to expand your dilution disclosures in the prospectus to provide illustrative calculations to show dilution under various scenarios, including as the price falls. Your revised disclosure should present your calculations and accompanying narrative disclosure so that investors can easily understand.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 53 of Amendment No. 1 in response to the Staff’s comment.

*****

Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy

Finnbarr D. Murphy

cc:	Diamantis Andriotis, C3is Inc.
Nina Pyndiah, C3is Inc.